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                         [LETTERHEAD OF BRYAN CAVE LLP]

                                  June 27, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. David Lyon

         Re: e-Net Financial.com Corporation (the "Company") Withdrawal of
             Registration Statement on Form S-1 (File No. 333-43134)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the consent of the Securities and Exchange Commission to the withdrawal of the above-referenced Registration Statement (the "Registration Statement") effective immediately. No offers or sales of securities were made under the Registration Statement. The Company may undertake a subsequent private offering under the safe harbor provisions of Rule 155(c) of the Securities Act of 1933.

         Should you have any questions concerning the foregoing, please contact me on (949) 223-7103.

         On behalf of the Company, please accept our thanks for your assistance and cooperation.

                                            Regards,


                                            Randolf W. Katz

RWK:dwj

cc:  Mr. Vince Rinehart